United States securities and exchange commission logo





                              October 17, 2023

       Quek Leng Chuang
       Chairman of the Board and Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed September 19,
2023
                                                            File No. 333-274586

       Dear Quek Leng Chuang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed September 19, 2023

       Cover Page

   1. We note your disclosure that you are registering for resale by certain selling shareholders up to 10,302,336
Ordinary Shares, up to 377,331 Private Warrants to purchase Ordinary
                                                        Shares at a price of
$11.50 per share, up to 377,331 Ordinary Shares issuable upon the exercise of the Private
Warrants, and up to 8,625,000 Ordinary Shares issuable upon the exercise of the public
warrants. However, the heading on your prospectus cover page indicates that you are
registering only 10,302,336 Ordinary Shares and 377,331 Private
                                                        Warrants, and your
selling shareholder table does not appear to include the Ordinary
                                                        Shares issuable upon
the exercise of the Warrants. Please revise or advise.

   2. We note your disclosure that on July 27, 2023, GUCC, ESGL, and ESGH entered into a
                                                        Forward Purchase
Agreement with Vellar Opportunities Fund Master, Ltd. for an OTC
                                                        Equity Prepaid Forward
Transaction, and that on the same date, Vellar assigned and
 Quek Leng Chuang
FirstName LastNameQuek
ESGL Holdings  Limited Leng Chuang
Comapany
October 17,NameESGL
            2023      Holdings Limited
October
Page 2 17, 2023 Page 2
FirstName LastName
         novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM
         ARRT K LLC (   ARRT   , together with Vellar, the    Sellers   ). We
further note the Sellers
         under the Forward Purchase Agreement acquired their Ordinary Shares in market or negotiated transactions (except for the 550,000 Additional Shares issued to ARRT and
         1,268,085 Additional Shares issued to Vellar Opportunities Fund Master, Ltd. for no consideration under the Forward Purchase Agreement), but recouped most of their purchase price directly from the trust account at the closing of the Business
         Combination. Please provide your analysis demonstrating how the shares acquired by
         Sellers under this agreement complied with Exchange Act Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March
         22, 2022), please provide an analysis regarding how it applies to your circumstances.
3. For each of the securities (the Ordinary Shares and Warrants) being registered for resale, disclose the price that the selling securityholders paid for each such security, including units or warrants overlying such securities.
4. You disclose "[g]iven the recent price volatility of our Ordinary Shares, there is no certainty that Warrant holders will exercise their Warrants and, accordingly, we may not receive any proceeds in relation to our outstanding Warrants." Disclose the exercise prices of the warrants compared to the market price of the underlying Ordinary Shares.
         As the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. We note the significant number of redemptions of your Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Ordinary Shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 33

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales
         could impact the market price of the company   s common stock. Your
discussion
         should highlight the fact that Quek Leng Chuang, your Chairman and CEO; Samuel
         Lui, the sole member and manager of Genesis Unicorn Capital, LLC; ACM ARRT K
         LLC; and Vellar Opportunities Fund Master, Ltd., each beneficially holding more than a
 Quek Leng Chuang
FirstName LastNameQuek
ESGL Holdings  Limited Leng Chuang
Comapany
October 17,NameESGL
            2023      Holdings Limited
October
Page 3 17, 2023 Page 3
FirstName LastName
         million Ordinary Shares, will be able to sell all of their respective shares for so long as the registration statement of which this prospectus forms a part is available for use. Also disclose here the total percentage of the outstanding shares such holdings represent in the aggregate, both including the shares they will receive upon exercise of warrants and without such exercises.
7. We note that your Forward Purchase Agreement with Vellar and ARRT provides them with the right to sell back shares to the company at a fixed price at various dates, including one based on a VWAP trigger. Please revise to disclose the net proceeds to the
         Company from this agreement and discuss the risks that these agreements may pose to other stockholders if you are required to buy back the shares of your Ordinary
         Shares under the agreement. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy. Please also revise to indicate whether GUCC, ESGL, the Company, or their directors, officers, advisors or respective affiliates had material relationships with Vellar or ARRT at the time the Forward Purchase Agreement was negotiated. We may have additional comments.
Liquidity and Capital Resources, page 40

8.       You disclose that "[b]ased on the Group   s current operating plan,
the Group believes that
         its existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months." In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources
         to address any changes in the company   s liquidity position since the
business
         combination. If the company is likely to have to seek additional capital, discuss the effect
         of this offering on the company   s ability to raise additional
capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Quek Leng Chuang
ESGL Holdings Limited
October 17, 2023
Page 4

       Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                         Sincerely,
FirstName LastNameQuek Leng Chuang
                                                         Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                         Office of Energy &
Transportation
October 17, 2023 Page 4
cc:       David J. Levine, Esq., of Loeb & Loeb, LLP
FirstName LastName